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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)*
BlackRock, Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
US09247X1019
(CUSIP Number)
Merrill Lynch & Co., Inc.
4 World Financial Center
250 Vesey Street
New York, New York 10080
Telephone: 212-449-1000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
December 22, 2008
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	US09247X1019

1	NAME OF REPORTING PERSON: Merrill Lynch & Co., Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☑

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		52,196,417 Shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-- 0 --

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		52,196,417 Shares

WITH	10	SHARED DISPOSITIVE POWER

-- 0 --

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

52,196,417 Shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

44.16%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

HC, CO
1   Based on 118,176,122 shares of Common Stock, par value $0.01, of BlackRock, Inc. issued and outstanding as of October 31, 2008 (the “Common Stock Outstanding”).

CUSIP No.	US09247X1019

1	NAME OF REPORTING PERSON: Merrill Lynch Group, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		52,195,082 Shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-- 0 --

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		52,195,082 Shares

WITH	10	SHARED DISPOSITIVE POWER

-- 0 --

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

52,195,082 Shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

44.16%[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

HC, CO
2   Based on the Common Stock outstanding.

CUSIP No.	US09247X1019

1	NAME OF REPORTING PERSON: Merrill Lynch, Pierce, Fenner & Smith Incorporated

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☑

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		1,272 Shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-- 0 --

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,272 Shares

WITH	10	SHARED DISPOSITIVE POWER

-- 0 --

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,272 Shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 0.01%[3]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

BD, IA, CO
3   Based on the Common Stock outstanding.

CUSIP No.	US09247X1019

1	NAME OF REPORTING PERSON: Merrill Lynch Bank & Trust Co., FSB

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☑

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Federally chartered savings bank

	7	SOLE VOTING POWER

NUMBER OF		63 Shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-- 0 --

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		63 Shares

WITH	10	SHARED DISPOSITIVE POWER

-- 0 --

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

63 Shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 0.01%[4]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

BK
4   Based on the Common Stock outstanding.

CUSIP No.	US09247X1019

1	NAME OF REPORTING PERSON: First Republic Investment Management, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☑

6	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

	7	SOLE VOTING POWER

NUMBER OF		5 Shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-- 0 --

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		5 Shares

WITH	10	SHARED DISPOSITIVE POWER

-- 0 --

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5 Shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 0.01%[5]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA, CO
5   Based on the Common Stock outstanding.

Item 1.	Security and Issuer.
     This Amendment No. 3 to Schedule 13D relates to shares of Common Stock, par value $0.01 per share (the “Shares”), of BlackRock, Inc. (formerly New BlackRock, Inc. and New Boise, Inc.) (the “Issuer”). The principal executive offices of the Issuer are located at 40 East 52nd Street, New York, New York 10022.
     The disclosure made on this Amendment No. 3 is intended to amend and update the Reporting Persons’ prior filings on Schedule 13D with respect to the Issuer, except for the disclosure under Item 1, Item 2 and Item 5, which amends and replaces such Items in the Reporting Persons’ prior filings on Schedule 13D with respect to the Issuer.

Item 2.	Identity and Background.
     This statement is being filed by Merrill Lynch & Co., Inc. (“ML&Co”), Merrill Lynch Group, Inc. (“ML Group”), Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”), Merrill Lynch Bank & Trust Co., FSB (“MLBT-FSB”) and First Republic Investment Management, Inc. (“FRIM”) (collectively, the “Reporting Persons”).
     ML&Co is a Delaware corporation that, through its subsidiaries, including the other Reporting Persons, provides broker-dealer, investment banking, financing, wealth management, advisory, asset management, insurance, lending, and related products and services on a global basis. ML Group is a Delaware corporation. MLPF&S is a Delaware corporation. MLBT-FSB is a federally chartered savings bank. FRIM is a New York corporation.
     The principal business address of ML&Co, and the address of its principal office, is 4 World Financial Center, 250 Vesey Street, New York, New York 10080. The principal business address of each other Reporting Person is c/o ML&Co at the same address, except for FRIM, the principal business address for which is 111 Pine Street, San Francisco, CA 94111.
     The name, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted), and citizenship of each director of ML&Co, ML Group, MLPF&S, MLBT-FSB and FRIM are set forth in Schedules I-A, II-A, III-A, IV-A and V-A hereto respectively which are incorporated herein by reference.
     The name, business address, present principal occupation or employment, and citizenship of each executive officer of ML&Co, ML Group, MLPF&S, MLBT-FSB and FRIM are set forth in Schedules I-B, II-B, III-B, IV-B and V-B hereto respectively, which are incorporated herein by reference.
     During the last five years, none of the Reporting Persons, nor, to the knowledge of each of the Reporting Persons, any of the persons listed on Schedules I-A, I-B, II-A, II-B, III-A, III-B, IV-A, IV-B, V-A or V-B hereto (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws, except as disclosed in Amendment 1 to this Schedule 13-D, filed with the SEC on September  26, 2008.
     On August 21, 2008, ML&Co reached an agreement in principle with the New York attorney general, state securities regulators, and the staff of U.S. Securities and Exchange Commission relating to auction rate securities (“ARS”). Without admitting or denying wrongdoing, ML&Co agreed to accelerate a previously announced offer to purchase ARS from retail clients, use best efforts to provide liquidity solutions for institutional holders of ARS, pay a civil money penalty, and compensate other eligible clients who purchased ARS and sold them at a loss.

     The Reporting Persons have entered into a Joint Filing Agreement, dated as of December 23, 2008, a copy of which is attached hereto as Exhibit 7.01.

Item 4.	Purpose of Transactions.
     The responses set forth in Item 6 of this Amendment on Schedule 13D are incorporated by reference in its entirety into this Item 4.
     Section 3.5 of the Amended and Restated Stockholder Agreement, dated as of July 16, 2008, by and between ML&Co and the Issuer (the “Stockholder Agreement”, which is attached hereto as Exhibit 7.05 and incorporated by reference herein) requires ML&Co, within 30 days of the change of control of ML&Co, to transfer such number of Shares as shall be necessary to reduce to 24.9% of the “total voting power” (as defined in the Stockholder Agreement) of the Issuer’s capital stock beneficially owned by ML&Co and its affiliates immediately after giving effect to such change of control or, at the election of ML&Co, exchange all of its Shares for shares of Series A Participating Preferred Stock on the basis of one share of Series A Participating Preferred Stock for each Share so exchanged and ML&Co must agree to elect cash dividends on all such shares.
     The proposed acquisition of ML&Co by Bank of America Corporation (“Bank of America”) is expected to be a change of control for purposes of Section of 3.5 of the Stockholder Agreement. ML&Co and the Issuer are in the process of discussing the implementation of Section 3.5 of the Stockholder Agreement so as to permit ML&Co to retain its full ownership stake in the Issuer while reducing its total voting power in the Issuer.

Item 5.	Interest in Securities of the Issuer.
     (a) As of December 23, 2008, the Reporting Persons beneficially owned, in the aggregate, 52,196,417 Shares and 12,604,918 shares of Preferred Stock. The beneficially owned Shares represent, in the aggregate, beneficial ownership of approximately 44.16% of the Common Stock outstanding. The Reporting Persons constitute a “group”, within the meaning of Section 13(d)(3) of the Exchange Act. Accordingly, each Reporting Person may be deemed to beneficially own any Shares that may be beneficially owned by each other Reporting Person.

     The aggregate number and percentage of Shares beneficially owned by each of the persons listed on Schedules I-A, I-B, II-A, II-B, III-A, III-B, IV-A, IV-B, V-A and V-B hereto are set forth on Schedule VI hereto, which is incorporated by reference into this Item 5(a).
     (b) Each Reporting Person shares the power to vote or direct the vote and to dispose or direct the disposition of Shares beneficially owned by such Reporting Person as indicated above.
     Each Reporting Person shares the power to dispose or direct the disposition of shares of Preferred Stock beneficially owned by such Reporting Person as indicated above.
     (c) Schedule VII hereto, which is incorporated by reference in its entirety into this Item 5(c), sets forth the transactions in the Shares which, to the knowledge of the Reporting Persons, have been effected during the 60 days prior to and on December 23, 2008 (excluding any transactions that may have been effected for managed accounts with funds provided by third party customers). All of the transactions set forth on Schedule VII were effected in the ordinary course of business of the Reporting Persons, including to correct errors made in connection with trades in the Issuer’s Shares. The transactions in the Shares described on Schedule VII were effected on the NYSE or the over-the-counter market for cash. Except as described above, no transactions in the Shares were effected by the Reporting Persons, or, to their knowledge, any of the persons listed on Schedules I-A, I-B, II-A, II-B, III-A, III-B, IV-A, IV-B, V-A, V-B or VI hereto during such 60-day period.
     In addition to the transactions set forth on Schedule VII, on December 23, 2008, ML&Co contributed all of the Shares owned by it to ML Group, and each of Merrill Lynch Investment Management, L.P., Fund Asset Management, L.P. and Princeton Administrators, L.P. (each of which is a wholly-owned direct or indirect subsidiary of ML&Co) transferred all the Shares (and in the case of Merrill Lynch Investment Management, L.P., all of the shares of Preferred Stock) held by it to ML Group.
     (d) Not applicable.
     (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     On September 26, 2008, ML&Co reported on Amendment No. 2 to its Schedule 13D with respect to BlackRock shares that it and certain of its subsidiaries had entered into a consent and waiver with respect to the Amended and Restated Stockholder Agreement (the “Stockholder Agreement”), dated as of July 16, 2008, between ML&Co and BlackRock. The consent and waiver permitted ML&Co and any of its relevant affiliates to take advantage of the Federal Reserve Bank of New York’s (the “Federal Reserve”) recent expansion of eligible collateral under the Primary Dealer Credit Facility (the “PDCF”) by, among other things, entering into one or more repurchase agreements (each, a “Repurchase Agreement”) with the Federal Reserve for all or a part of the Shares owned by a wholly-owned subsidiary of ML&Co. By its terms, the consent and waiver would expire upon the consummation of the acquisition of ML&Co by Bank of America.
     On December 22, 2008, ML&Co caused its subsidiaries to unwind the Repurchase Agreement with the Federal Reserve under the PDCF. As a result, the pledge to the Federal Reserve of Shares owned by ML&Co and its subsidiaries was released, the Shares no longer serve as eligible collateral against which ML&Co may borrow from the PDCF under Repurchase Agreements and the Consent is no longer in effect.

Item 7.	Material to be Filed as Exhibits

Exhibit	Description

7.01.
Joint Filing Agreement, dated as of December 23, 2008, by and among Merrill Lynch & Co., Inc., Merrill Lynch Group, Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Merrill Lynch Bank & Trust Co., FSB and First Republic Investment Mangement, Inc.

7.02
Power of Attorney, dated October 9, 2006, relating to Merrill Lynch Group, Inc. (incorporated by reference to Exhibit 7.06 of the Reporting Persons’ statement on Schedule 13D with respect to the Issuer, filed on October 10, 2006).

7.03	Power of Attorney, dated December 23, 2008, relating to First Republic Investment Management, Inc.

7.04	Power of Attorney, dated October 25, 2007, relating to Merrill Lynch Bank & Trust Co., FSB.

7.05
Amended and Restated Stockholder Agreement, dated as of July 16, 2008, by and between Merrill Lynch & Co., Inc. and BlackRock, Inc. (incorporated by reference to Exhibit 7.02 of the Reporting Persons’ Amendment No. 1 to its statement on Schedule 13D with respect to the Issuer, filed on July 22, 2008).

CUSIP No. US09247X1019
SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: December 23, 2008

MERRILL LYNCH & CO., INC.

By: Name:	/s/ JONATHAN N. SANTELLI Jonathan N. Santelli
Title:	Assistant Secretary

MERRILL LYNCH GROUP, INC.

By: Name:	/s/ JONATHAN N. SANTELLI Jonathan N. Santelli
Title:	Authorized Person

MERRILL LYNCH BANK & TRUST CO., FSB

By: Name:	/s/ JONATHAN N. SANTELLI Jonathan N. Santelli
Title:	Authorized Person

FIRST REPUBLIC INVESTMENT MANAGEMENT, INC.

By: Name:	/s/ JONATHAN N. SANTELLI Jonathan N. Santelli
Title:	Authorized Person

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

By: Name:	/s/ JONATHAN N. SANTELLI Jonathan N. Santelli
Title:	Assistant Secretary

CUSIP No. US09247X1019
SCHEDULE I-A
     The name and present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) of each director of ML&Co are set forth below.
     All directors listed below are United States citizens except for Judith Mayhew Jonas who is a U.K. citizen.

Present principal occupation or employment (and the
name, principal business and address of any
corporation or other organization in which such
Name	employment is conducted)

Carol T. Christ	President, Smith College
c/o Corporate Secretary’s Office
222 Broadway, 17th Floor
New York, New York 10038

Armando M. Codina	President and Chief Executive Officer of Flagler
Development Group
c/o Corporate Secretary’s Office
222 Broadway, 17th Floor
New York, New York 10038

Virgis W. Colbert	Corporate Director
c/o Corporate Secretary’s Office
222 Broadway, 17th Floor
New York, New York 10038

John D. Finnegan	Chairman of the Board, President and Chief Executive
Officer of The Chubb Corporation
c/o Corporate Secretary’s Office
222 Broadway, 17th Floor
New York, New York 10038

Judith Mayhew Jonas	Corporate Director
c/o Corporate Secretary’s Office
222 Broadway, 17th Floor
New York, New York 10038

Aulana L. Peters	Corporate Director
c/o Corporate Secretary’s Office
222 Broadway, 17th Floor
New York, New York 10038

CUSIP No. US09247X1019

Present principal occupation or employment (and the
name, principal business and address of any
corporation or other organization in which such
Name	employment is conducted)

Joseph W. Prueher	Corporate Director, former U.S. Ambassador to the People’s Republic of China
c/o Corporate Secretary’s Office
222 Broadway, 17th Floor
New York, New York 10038

Ann N. Reese	Co-Founder and Co-Executive Director of the Center for Adoption Policy
c/o Corporate Secretary’s Office
222 Broadway, 17th Floor
New York, New York 10038

Charles O. Rossotti	Senior Advisor to The Carlyle Group
c/o Corporate Secretary’s Office
222 Broadway, 17th Floor
New York, New York 10038

John A. Thain	Chairman of the Board and Chief Executive Officer
Merrill Lynch & Co., Inc.
c/o Corporate Secretary’s Office
222 Broadway, 17th Floor
New York, New York 10038

CUSIP No. US09247X1019
SCHEDULE I-B
     The name and present principal occupation or employment of each executive officer of ML&Co are set forth below.
     The business address for all the executive officers listed below is 4 World Financial Center, 250 Vesey Street, New York, New York 10080.
     All executive officers listed below are United States citizens.

Name	Present principal occupation or employment

Rosemary T. Berkery	Executive Vice President; Vice Chairman; General Counsel

Nelson Chai	Executive Vice President, Chief Financial Officer

Gregory J. Fleming	President; Chief Operating Officer

Robert J. McCann	Executive Vice President; President, Vice Chairman, Global Wealth Management

Thomas K. Montag	Executive Vice President; Head of Global Sales & Trading

Thomas J. Sanzone	Executive Vice President; Chief Administrative Officer

John A. Thain	Chairman of the Board and Chief Executive Officer

CUSIP No. US09247X1019
SCHEDULE II-A
     The name and present principal occupation or employment of each director of ML Group are set forth below.
     The principal business address of each director is c/o Merrill Lynch & Co., Inc., 4 World Financial Center, New York, NY 10080.
     All directors listed below are United States citizens

Name	Present principal occupation or employment

Richard B. Alsop	Senior Vice President, Corporate Law

Gary M. Carlin	Managing Director, Merrill Lynch Finance

Marlene B. Debel	Managing Director, Global Treasury

D. Kevin Dolan	Senior Vice President, Corporate Tax

CUSIP No. US09247X1019
SCHEDULE II-B
     The name and present principal occupation or employment of each executive officer of ML Group are set forth below.
     The business address for all the executive officers listed below is c/o Merrill Lynch & Co., Inc., 4 World Financial Center, New York, NY 10080.
     All executive officers listed below are United States citizens.

Name	Present principal occupation or employment

Richard B. Alsop	Vice President Senior Vice President, Corporate Law

Gary M. Carlin	President Managing Director, Merrill Lynch Finance

D. Kevin Dolan	Chairman of the Board, Senior Vice President, Corporate Tax

CUSIP No. US09247X1019
SCHEDULE III-A
     The name and present principal occupation or employment of each director of MLPF&S are set forth below.
     The principal business address of each director is 4 World Financial Center, New York, NY 10080.
     All directors listed below are United States citizens.

Name	Present principal occupation or employment

Candace E. Browning	Senior Vice President; President of Merrill Lynch Global Research

Gregory J. Fleming	Executive Vice President; President and Chief Operating Officer of Merrill Lynch & Co., Inc.

Robert J. McCann	Chairman and Chief Executive Officer; Executive Vice President of Merrill Lynch & Co., Inc.; Vice Chairman, Global Wealth Management

Carlos M. Morales	Senior Vice President, Office of General Counsel

CUSIP No. US09247X1019
SCHEDULE III-B
     The name and present principal occupation or employment of each executive officer of MLPF&S are set forth below.
     The business address for all the executive officers listed below is 4 World Financial Center, New York, NY 10080 unless otherwise noted.
     All executive officers listed below are United States citizens.

Name	Present principal occupation or employment

Rosemary T. Berkery	Executive Vice President; Vice Chairman; General Counsel of Merrill Lynch & Co., Inc.

Robert J. McCann	Chairman and Chief Executive Officer; Executive Vice President of Merrill Lynch & Co., Inc.; Vice Chairman, Global Wealth Management

Joseph F. Regan	First Vice President, Chief Financial Officer and Controller Merrill Lynch & Co., Inc. 95 Greene Street (8th Floor) Jersey City, NJ 07032

SCHEDULE IV-A
The name and present principal occupation or employment of each director of Merrill Lynch Bank & Trust Co., FSB are set forth below.
The principal business address of each director is c/o Merrill Lynch Co., Inc., 4 World Financial Center, New York, NY 10080.
All directors listed below are United States citizens.

Name	Present principal occupation or employment

Conrad Druker, Esq.	CPA and Managing Director, Mercadien Group

John D. Hawke, Jr.	Partner, Arnold & Porter LLP

Eugene McQuade	Vice Chairman, Merrill Lynch & Co.

Russell L. Stein	Senior Vice President, Merrill Lynch Americas Bank Group

Lawrence P. Washington	Managing Director, Merrill Lynch Americas Bank Group

SCHEDULE IV-B
The name and present principal occupation or employment of each executive officer of Merrill Lynch Bank & Trust Co., FSB are set forth below.
The principal business address of each executive officer is c/o Merrill Lynch Co., Inc., 4 World Financial Center, New York, NY 10080.
All executive officers listed below are United States citizens.

Name	Present principal occupation or employment

Eugene McQuade	Vice Chairman, Merrill Lynch & Co.

Matthew B. Skurbe	Director, Merrill Lynch Finance

Russell L. Stein	Director, Senior Vice President, Merrill Lynch Americas Bank Group

Lawrence P. Washington	Managing Director, Merrill Lynch Americas Bank Group

SCHEDULE V-A
The name and present principal occupation or employment of each director of First Republic Investment Management, Inc. are set forth below.
The principal business address of each director is 111 Pine Street, San Francisco, CA 94111.
All directors listed below are United States citizens.

Name	Present principal occupation or employment

Katherine August-deWilde	President & Chief Operating Officer, First Republic Bank

Alex Arnold	Executive Vice President, First Republic Investment Management

Jon Bull	Director, First Republic Investment Management

Charles Chirstofilis	Chief Compliance Officer, First Republic Investment Management

Ed Dobranski	Legal Counsel, First Republic Bank

Bill Ghriskey	Executive Vice President and Director, First Republic Investment Management

Anne Golden	Managing Director, First Republic Investment Management

Tige Harris	Managing Director, First Republic Investment Management

Yale Kofman	Chief Administrative Officer, First Republic Investment Management

Kristin Nicholson	Director, First Republic Investment Management

Gary Pollock	Managing Director, First Republic Investment Management

Todd Sullivan	Director, First Republic Investment Management

Robert Thornton	President, First Republic Investment Management

Schedule V-B
The name and present principal occupation or employment of each executive officer of First Republic Investment Management, Inc. are set forth below.
The principal business address of each executive officer is 111 Pine Street, San Francisco, CA 94111.
All directors listed below are United States citizens.

Name	Present principal occupation or employment

Robert Thornton	President, First Republic Investment Management

Ed Dobranski	Legal Counsel, First Republic Bank

Charles Chirstofilis	Chief Compliance Officer, First Republic Investment Management

Yale Kofman	Chief Administrative Officer, First Republic Investment Management

CUSIP No. US09247X1019
SCHEDULE VI
     The aggregate number and percentage of the Issuer stock beneficially owned by each of the persons listed on Schedules I-A, I-B, II-A, II-B, III-A, III-B, IV-A, IV-B, V-A and V-B hereto are set forth below:
     Gregory J. Fleming beneficially owns 95 Shares, but does not have the power to dispose or direct the disposition of such Shares.

SCHEDULE VII
     Merrill Lynch engaged in the following purchases and sales of the Shares during the 60-day period prior to the date hereof:1

	Purchase (P) /
Description of Security	Sale (S)	Trade Date	Quantity	Price
Common Stock	P	2008-10-24	9700	117.706907
Common Stock	S	2008-10-27	2300	107.98
Common Stock	S	2008-10-28	10	110
Common Stock	S	2008-10-28	10	110
Common Stock	S	2008-10-28	15	115.58
Common Stock	S	2008-10-28	10	109.51
Common Stock	S	2008-10-28	19	117.71
Common Stock	P	2008-10-28	3100	125.757096
Common Stock	S	2008-10-29	5	131.84
Common Stock	P	2008-10-29	5600	134.166607
Common Stock	S	2008-10-30	100	127.83
Common Stock	S	2008-11-03	15	130.69
Common Stock	S	2008-11-03	10	130.69
Common Stock	S	2008-11-07	67	124.61
Common Stock	S	2008-11-10	25	125.81
Common Stock	S	2008-11-10	10	125.87
Common Stock	S	2008-11-10	5	126.24
Common Stock	S	2008-11-11	8	115.96
Common Stock	S	2008-11-11	15	115.56
Common Stock	S	2008-11-13	4	106.9
Common Stock	S	2008-11-14	30	115.01
Common Stock	S	2008-11-14	6	111.27
Common Stock	S	2008-11-14	10	113.61
Common Stock	S	2008-11-14	25	113.61
Common Stock	S	2008-11-14	5	113.8
Common Stock	S	2008-11-14	10	113.88
Common Stock	S	2008-11-17	10	106.86
Common Stock	P	2008-11-18	15	105.23
Common Stock	P	2008-11-18	300	135
Common Stock	S	2008-11-19	6	105.44
Common Stock	P	2008-11-20	100	99.63
Common Stock	P	2008-11-20	205	122.8795
Common Stock	S	2008-11-25	100	113.67
Common Stock	P	2008-12-05	151	115.74
Common Stock	S	2008-12-05	364	115.74
Common Stock	S	2008-12-05	2	115.74
Common Stock	S	2008-12-05	12	115.74
Common Stock	P	2008-12-08	200	134.858
Common Stock	S	2008-12-09	5	135.22
Common Stock	S	2008-12-09	10	136.72

1  The sales of BlackRock common stock executed on December 23, 2008 were made by Merrill Lynch Investment Management L.P., with BlackRock’s consent, pursuant to Rule 144 under the Exchange Act and were effected in order to provide a more tax-efficient ownership structure for ML&Co’s holding of BlackRock common stock in advance of the consummation of Bank of America Corporation’s acquisition of ML&Co.

	Purchase (P) /
Description of Security	Sale (S)	Trade Date	Quantity	Price
Common Stock	S	2008-12-09	6	138.13
Common Stock	S	2008-12-09	6	138.13
Common Stock	S	2008-12-10	16	132.72
Common Stock	P	2008-12-10	6	133.12
Common Stock	S	2008-12-11	200	127.5316
Common Stock	S	2008-12-15	49	116.7
Common Stock	S	2008-12-15	8	115.97
Common Stock	S	2008-12-16	205	122.8795
Common Stock	S	2008-12-16	3	115.8
Common Stock	S	2008-12-16	3	115.8
Common Stock	P	2008-12-16	100	98.09
Common Stock	P	2008-12-18	130.34	42
Common Stock	P	2008-12-22	136.41	28
Common Stock	S	2008-12-23	1600	133.53
Common Stock	S	2008-12-23	161	132.88
Common Stock	S	2008-12-23	320	132.72
Common Stock	S	2008-12-23	700	132.61
Common Stock	S	2008-12-23	900	132.6
Common Stock	S	2008-12-23	80	132.59
Common Stock	S	2008-12-23	98	132.5
Common Stock	S	2008-12-23	100	132.49
Common Stock	S	2008-12-23	300	132.48
Common Stock	S	2008-12-23	100	132.47
Common Stock	S	2008-12-23	100	132.46
Common Stock	S	2008-12-23	2	132.36
Common Stock	S	2008-12-23	100	132.12
Common Stock	S	2008-12-23	139	132.1
Common Stock	S	2008-12-23	200	131.06
Common Stock	S	2008-12-23	60	131.05
Common Stock	S	2008-12-23	100	130.94
Common Stock	S	2008-12-23	400	130.93
Common Stock	S	2008-12-23	400	130.91
Common Stock	S	2008-12-23	400	130.89
Common Stock	S	2008-12-23	10	130.87
Common Stock	S	2008-12-23	430	130.86
Common Stock	S	2008-12-23	400	130.82
Common Stock	S	2008-12-23	100	130.81
Common Stock	S	2008-12-23	100	130.78
Common Stock	S	2008-12-23	300	130.77
Common Stock	S	2008-12-23	440	130.76
Common Stock	S	2008-12-23	540	130.75
Common Stock	S	2008-12-23	700	130.74
Common Stock	S	2008-12-23	60	130.73
Common Stock	S	2008-12-23	100	130.72

	Purchase (P) /
Description of Security	Sale (S)	Trade Date	Quantity	Price
Common Stock	S	2008-12-23	400	130.71
Common Stock	S	2008-12-23	400	130.7
Common Stock	S	2008-12-23	100	130.69
Common Stock	S	2008-12-23	600	130.68
Common Stock	S	2008-12-23	1200	130.67
Common Stock	S	2008-12-23	100	130.6625
Common Stock	S	2008-12-23	400	130.65
Common Stock	S	2008-12-23	200	130.62
Common Stock	S	2008-12-23	100	130.61
Common Stock	S	2008-12-23	500	130.6
Common Stock	S	2008-12-23	365	130.59
Common Stock	S	2008-12-23	400	130.58
Common Stock	S	2008-12-23	860	130.57
Common Stock	S	2008-12-23	350	130.56
Common Stock	S	2008-12-23	645	130.55
Common Stock	S	2008-12-23	50	130.54
Common Stock	S	2008-12-23	100	130.53
Common Stock	S	2008-12-23	100	130.51
Common Stock	S	2008-12-23	500	130.5
Common Stock	S	2008-12-23	300	130.49
Common Stock	S	2008-12-23	100	130.48
Common Stock	S	2008-12-23	600	130.47
Common Stock	S	2008-12-23	720	130.46
Common Stock	S	2008-12-23	280	130.45
Common Stock	S	2008-12-23	1360	130.44
Common Stock	S	2008-12-23	300	130.42
Common Stock	S	2008-12-23	927	130.41
Common Stock	S	2008-12-23	246	130.4
Common Stock	S	2008-12-23	500	130.39
Common Stock	S	2008-12-23	349	130.38
Common Stock	S	2008-12-23	460	130.37
Common Stock	S	2008-12-23	140	130.36
Common Stock	S	2008-12-23	260	130.35
Common Stock	S	2008-12-23	100	130.34
Common Stock	S	2008-12-23	340	130.33
Common Stock	S	2008-12-23	340	130.32
Common Stock	S	2008-12-23	620	130.31
Common Stock	S	2008-12-23	1280	130.3
Common Stock	S	2008-12-23	560	130.29
Common Stock	S	2008-12-23	900	130.28
Common Stock	S	2008-12-23	500	130.27
Common Stock	S	2008-12-23	340	130.26
Common Stock	S	2008-12-23	82	130.25
Common Stock	S	2008-12-23	140	130.24

	Purchase (P) /
Description of Security	Sale (S)	Trade Date	Quantity	Price
Common Stock	S	2008-12-23	1000	130.23
Common Stock	S	2008-12-23	920	130.22
Common Stock	S	2008-12-23	600	130.21
Common Stock	S	2008-12-23	700	130.2
Common Stock	S	2008-12-23	2035	130.19
Common Stock	S	2008-12-23	460	130.18
Common Stock	S	2008-12-23	1100	130.17
Common Stock	S	2008-12-23	1840	130.16
Common Stock	S	2008-12-23	500	130.15
Common Stock	S	2008-12-23	400	130.14
Common Stock	S	2008-12-23	1900	130.13
Common Stock	S	2008-12-23	1200	130.12
Common Stock	S	2008-12-23	1600	130.11
Common Stock	S	2008-12-23	1700	130.1
Common Stock	S	2008-12-23	600	130.09
Common Stock	S	2008-12-23	100	130.085
Common Stock	S	2008-12-23	1300	130.08
Common Stock	S	2008-12-23	1400	130.07
Common Stock	S	2008-12-23	2000	130.06
Common Stock	S	2008-12-23	2140	130.05
Common Stock	S	2008-12-23	1240	130.04
Common Stock	S	2008-12-23	1860	130.03
Common Stock	S	2008-12-23	2040	130.02
Common Stock	S	2008-12-23	4378	130.01
Common Stock	S	2008-12-23	25833	130
Common Stock	S	2008-12-23	200	129.995
Common Stock	S	2008-12-23	400	129.99
Common Stock	S	2008-12-23	300	129.985
Common Stock	S	2008-12-23	1700	129.98
Common Stock	S	2008-12-23	400	129.975
Common Stock	S	2008-12-23	200	129.97
Common Stock	S	2008-12-23	400	129.965
Common Stock	S	2008-12-23	300	129.9625
Common Stock	S	2008-12-23	100	129.96
Common Stock	S	2008-12-23	100	129.955
Common Stock	S	2008-12-23	700	129.95
Common Stock	S	2008-12-23	200	129.945
Common Stock	S	2008-12-23	400	129.94
Common Stock	S	2008-12-23	300	129.9325
Common Stock	S	2008-12-23	600	129.93
Common Stock	S	2008-12-23	400	129.92
Common Stock	S	2008-12-23	160	129.91
Common Stock	S	2008-12-23	700	129.9
Common Stock	S	2008-12-23	700	129.89

	Purchase (P) /
Description of Security	Sale (S)	Trade Date	Quantity	Price
Common Stock	S	2008-12-23	100	129.885
Common Stock	S	2008-12-23	300	129.88
Common Stock	S	2008-12-23	200	129.87
Common Stock	S	2008-12-23	100	129.86
Common Stock	S	2008-12-23	300	129.8525
Common Stock	S	2008-12-23	100	129.84
Common Stock	S	2008-12-23	300	129.8375
Common Stock	S	2008-12-23	400	129.835
Common Stock	S	2008-12-23	200	129.83
Common Stock	S	2008-12-23	700	129.82
Common Stock	S	2008-12-23	700	129.8
Common Stock	S	2008-12-23	600	129.79
Common Stock	S	2008-12-23	400	129.785
Common Stock	S	2008-12-23	400	129.78
Common Stock	S	2008-12-23	400	129.775
Common Stock	S	2008-12-23	400	129.75
Common Stock	S	2008-12-23	500	129.74
Common Stock	S	2008-12-23	540	129.73
Common Stock	S	2008-12-23	900	129.71
Common Stock	S	2008-12-23	400	129.705
Common Stock	S	2008-12-23	200	129.7
Common Stock	S	2008-12-23	900	129.69
Common Stock	S	2008-12-23	800	129.68
Common Stock	S	2008-12-23	400	129.675
Common Stock	S	2008-12-23	300	129.65
Common Stock	S	2008-12-23	500	129.64
Common Stock	S	2008-12-23	200	129.635
Common Stock	S	2008-12-23	1800	129.63
Common Stock	S	2008-12-23	500	129.61
Common Stock	S	2008-12-23	400	129.6075
Common Stock	S	2008-12-23	700	129.605
Common Stock	S	2008-12-23	800	129.6
Common Stock	S	2008-12-23	400	129.59
Common Stock	S	2008-12-23	100	129.58
Common Stock	S	2008-12-23	300	129.575
Common Stock	S	2008-12-23	800	129.57
Common Stock	S	2008-12-23	100	129.56
Common Stock	S	2008-12-23	200	129.55
Common Stock	S	2008-12-23	800	129.5275
Common Stock	S	2008-12-23	400	129.505
Common Stock	S	2008-12-23	1100	129.5
Common Stock	S	2008-12-23	1100	129.485
Common Stock	S	2008-12-23	400	129.4825
Common Stock	S	2008-12-23	100	129.475

	Purchase (P) /
Description of Security	Sale (S)	Trade Date	Quantity	Price
Common Stock	S	2008-12-23	400	129.4725
Common Stock	S	2008-12-23	200	129.47
Common Stock	S	2008-12-23	217	129.46
Common Stock	S	2008-12-23	483	129.45
Common Stock	S	2008-12-23	300	129.435
Common Stock	S	2008-12-23	100	129.43
Common Stock	S	2008-12-23	300	129.42
Common Stock	S	2008-12-23	600	129.41
Common Stock	S	2008-12-23	423	129.4
Common Stock	S	2008-12-23	100	129.39
Common Stock	S	2008-12-23	177	129.36
Common Stock	S	2008-12-23	300	129.3525
Common Stock	S	2008-12-23	100	129.35
Common Stock	S	2008-12-23	300	129.3425
Common Stock	S	2008-12-23	500	129.34
Common Stock	S	2008-12-23	200	129.335
Common Stock	S	2008-12-23	500	129.33
Common Stock	S	2008-12-23	500	129.32
Common Stock	S	2008-12-23	300	129.29
Common Stock	S	2008-12-23	300	129.28
Common Stock	S	2008-12-23	200	129.26
Common Stock	S	2008-12-23	300	129.25
Common Stock	S	2008-12-23	300	129.245
Common Stock	S	2008-12-23	1000	129.24
Common Stock	S	2008-12-23	100	129.23
Common Stock	S	2008-12-23	200	129.22
Common Stock	S	2008-12-23	1100	129.21
Common Stock	S	2008-12-23	100	129.2
Common Stock	S	2008-12-23	100	129.1875
Common Stock	S	2008-12-23	123	129.18
Common Stock	S	2008-12-23	600	129.17
Common Stock	S	2008-12-23	300	129.165
Common Stock	S	2008-12-23	1000	129.16
Common Stock	S	2008-12-23	100	129.155
Common Stock	S	2008-12-23	551	129.15
Common Stock	S	2008-12-23	1123	129.14
Common Stock	S	2008-12-23	100	129.135
Common Stock	S	2008-12-23	349	129.13
Common Stock	S	2008-12-23	1300	129.12
Common Stock	S	2008-12-23	400	129.11
Common Stock	S	2008-12-23	654	129.1
Common Stock	S	2008-12-23	100	129.09
Common Stock	S	2008-12-23	1100	129.06
Common Stock	S	2008-12-23	100	129.055

	Purchase (P) /
Description of Security	Sale (S)	Trade Date	Quantity	Price
Common Stock	S	2008-12-23	800	129.05
Common Stock	S	2008-12-23	900	129.04
Common Stock	S	2008-12-23	700	129.03
Common Stock	S	2008-12-23	800	129.02
Common Stock	S	2008-12-23	300	129.01
Common Stock	S	2008-12-23	13100	129
Common Stock	S	2008-12-23	300	128.99
Common Stock	S	2008-12-23	40	128.97
Common Stock	S	2008-12-23	260	128.95
Common Stock	S	2008-12-23	100	128.93
Common Stock	S	2008-12-23	200	128.92
Common Stock	S	2008-12-23	1200	128.91
Common Stock	S	2008-12-23	100	128.89
Common Stock	S	2008-12-23	200	128.88
Common Stock	S	2008-12-23	400	128.86
Common Stock	S	2008-12-23	127	128.85
Common Stock	S	2008-12-23	100	128.84
Common Stock	S	2008-12-23	200	128.81
Common Stock	S	2008-12-23	500	128.8
Common Stock	S	2008-12-23	200	128.79
Common Stock	S	2008-12-23	1000	128.78
Common Stock	S	2008-12-23	700	128.77
Common Stock	S	2008-12-23	100	128.75
Common Stock	S	2008-12-23	40	128.74
Common Stock	S	2008-12-23	100	128.73
Common Stock	S	2008-12-23	1560	128.72
Common Stock	S	2008-12-23	600	128.71
Common Stock	S	2008-12-23	100	128.69
Common Stock	S	2008-12-23	600	128.68
Common Stock	S	2008-12-23	600	128.65
Common Stock	S	2008-12-23	500	128.64
Common Stock	S	2008-12-23	200	128.62
Common Stock	S	2008-12-23	980	128.61
Common Stock	S	2008-12-23	220	128.6
Common Stock	S	2008-12-23	540	128.59
Common Stock	S	2008-12-23	540	128.58
Common Stock	S	2008-12-23	220	128.57
Common Stock	S	2008-12-23	100	128.56
Common Stock	S	2008-12-23	600	128.55
Common Stock	S	2008-12-23	400	128.54
Common Stock	S	2008-12-23	400	128.53
Common Stock	S	2008-12-23	60	128.52
Common Stock	S	2008-12-23	100	128.51
Common Stock	S	2008-12-23	5100	128.5

	Purchase (P) /
Description of Security	Sale (S)	Trade Date	Quantity	Price
Common Stock	S	2008-12-23	400	128.47
Common Stock	S	2008-12-23	340	128.46
Common Stock	S	2008-12-23	100	128.44
Common Stock	S	2008-12-23	100	128.43
Common Stock	S	2008-12-23	200	128.39
Common Stock	S	2008-12-23	800	128.38
Common Stock	S	2008-12-23	200	128.375
Common Stock	S	2008-12-23	300	128.37
Common Stock	S	2008-12-23	40	128.36
Common Stock	S	2008-12-23	495	128.35
Common Stock	S	2008-12-23	65	128.34
Common Stock	S	2008-12-23	400	128.33
Common Stock	S	2008-12-23	500	128.31
Common Stock	S	2008-12-23	400	128.3
Common Stock	S	2008-12-23	600	128.29
Common Stock	S	2008-12-23	1200	128.28
Common Stock	S	2008-12-23	600	128.27
Common Stock	S	2008-12-23	200	128.26
Common Stock	S	2008-12-23	40	128.25
Common Stock	S	2008-12-23	300	128.23
Common Stock	S	2008-12-23	400	128.1975
Common Stock	S	2008-12-23	300	128.18
Common Stock	S	2008-12-23	400	128.175
Common Stock	S	2008-12-23	300	128.17
Common Stock	S	2008-12-23	400	128.16
Common Stock	S	2008-12-23	160	128.15
Common Stock	S	2008-12-23	1068	128.14
Common Stock	S	2008-12-23	573	128.13
Common Stock	S	2008-12-23	1300	128.11
Common Stock	S	2008-12-23	160	128.1
Common Stock	S	2008-12-23	200	128.09
Common Stock	S	2008-12-23	800	128.08
Common Stock	S	2008-12-23	500	128.07
Common Stock	S	2008-12-23	900	128.06
Common Stock	S	2008-12-23	300	128.03
Common Stock	S	2008-12-23	200	128.02
Common Stock	S	2008-12-23	300	128.01
Common Stock	S	2008-12-23	14072	128